August 8, 2013

VIA EDGAR

Mr. Houghton R. Hallock

Division of Investment Management

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

RE:                          U.S. Global Investors Funds/PEA 115

File Numbers 02-35439 and 811-1800

Dear Mr. Hallock:

This letter responds to comments you provided to me by telephone on July 26, 2013.

1.                                      Comment: You requested that we remove the following sentence from the paragraph before each fee table: “These fees are paid directly from your investment.”

Response: The requested change has been made.

2.              Comment:  You requested that we combine the two tables in the Expense Examples into a single table because there are no differences between the expenses before and after redemption for each fund.

Response: The requested change has been made.

3.              Comment: You asked us to confirm that the language about automatic conversion from Institutional Class shares to Investor Class shares is appropriate.

Response: As we discussed, the language is appropriate and permissible under Rule 18f-3(f)(3) of the Investment Company Act of 1940.

4.              Comment: You asked us to confirm that the management fee in the fee tables for the Gold and Precious Metals Fund and the Emerging Europe Fund conform to the requirements of Form N-1A.

Response: The management fees for these two funds have been disclosed in accordance with the requirements of Form N-1A.

*              *              *

I trust that the foregoing is responsive to your comments.  Please call me at 210-308-1231 if you have any questions.

Best regards,

/s/ James L. Love

James L. Love
Chief Compliance Officer/Deputy General Counsel
U.S. Global Investors Funds